FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                           For the month of July 2004


                                ACS - TECH80 LTD.
                  (Translation of registrant's name in English)


      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]



Attached, as Exhibits 1 through 3 to this Report on Form 6-K, respectively, are
(i) the Registrant's press release dated February 26, 2004, regarding its results for the year ended December 31, 2003 (ii) the Registrant's press release dated April 26, 2004, regarding its results for the quarter ended March 31, 2004, and (iii) the Registrant's press release dated July 22, 2004, regarding its results for the quarter ended June 30, 2004, all of which are hereby incorporated by reference herein.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ACS - Tech80 Ltd.
                                                 (Registrant)
                                                 By: /s/ Ze'ev Kirshenboim
                                                 -------------------------
                                                 Name: Ze'ev Kirshenboim
                                                 Title: President and CEO
                                                 Date: July 26, 2004

COMPANY PRESS RELEASE

SOURCE: ACS-TECH80  LTD.

ACS-TECH80 LTD., 2003, FOURTH QUARTER AND YEAR END RESULTS

MIGDAL HA'EMEK, Israel, February 26, 2004 /PRNewswire/ -- ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports 2003 fourth quarter and year end results.

Revenues for the fourth quarter were $2,615,000, compared to $1,669,000 in the fourth quarter a year ago.

Net income for the fourth quarter of 2003 was $315,000, or $0.11 per share, compared with a net loss of $242,000, or $0.08 per share in the fourth quarter of 2002.

Revenues for the twelve months ended December 31, 2003 were $9,205,000, compared with revenues of $7,907,000 for the twelve months ended December 31, 2002. Net income was $822,000, or $0.28 per share, compared to a net loss of $201,000, or $0.07 per share for the year ended December 31, 2002.

The results reflect an improving business environment in the markets that the company serves and gaining of new opportunities. It is the fourth quarter in a row with sequential increase both in sales and net income. Now, two-thirds into the first quarter of 2004, the positive trend is even further enhanced.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:            ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440

CONSOLIDATED STATEMENTS OF OPERATIONS


                                          THREE MONTHS ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                                  --------------------        --------------------
                                                   2003          2002          2003          2002
                                                  ------        ------        ------        ------
                                                                    CONSOLIDATED
                                                  ------------------------------------------------
                                                  U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                  ------------------------------------------------
Revenues                                           2,615         1,669         9,205         7,907
Cost of revenues                                   1,307           687         4,548         3,579
Write off - Inventory                                  -           466             -           466
                                                  ------        ------        ------        ------
Gross profit                                       1,308           516         4,657         3,862
                                                  ------        ------        ------        ------
Research and development costs
Costs incurred                                       377           352         1,415         1,664
Less-grants received                                 (99)         (120)         (430)         (459)
                                                  ------        ------        ------        ------
Net research and development costs                   278           232           985         1,205
Selling, general and administrative
 expenses, net                                       773           747         2,801         3,011
                                                  ------        ------        ------        ------
Total operating costs                              1,051           979         3,786         4,216
                                                  ------        ------        ------        ------
Operating income (loss)                              257          (463)          871          (354)
Financing  income (expenses), net                      8            31           (21)         (154)
Other income (expenses)                               (7)            2            (9)            4
                                                  ------        ------        ------        ------
Income (loss) before taxes on income                 258          (430)          841          (504)
Taxes on income, net                                  57           188           (19)          303
                                                  ------        ------        ------        ------
Net income (loss)                                    315          (242)          822          (201)
                                                  ======        ======        ======        ======

Earnings (loss) per Ordinary Share
in U.S. dollars
Basic                                               0.11         (0.08)         0.28         (0.07)
                                                  ======        ======        ======        ======
Diluted                                             0.09         (0.08)         0.26         (0.07)
                                                  ======        ======        ======        ======
Weighted average number Shares used
in computation of earnings (loss) per share
Basic - in thousands                               2,965         2,795         2,965         2,795
                                                  ======        ======        ======        ======
Diluted - in thousands                             3,284         2,795         3,269         2,795
                                                  ======        ======        ======        ======

CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,
                                                           ------------------
                                                            2003       2002
                                                           -------    -------
                                                              CONSOLIDATED
                                                           ------------------
                                                        U.S. DOLLARS IN THOUSANDS
                                                           ------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                    1,730      1,548
Short-term bank deposits                                     1,029      1,096
Accounts receivable:
  Trade                                                      2,445      1,439
  Other                                                        348        437
Inventories                                                  1,981      2,276
                                                           -------    -------
TOTAL CURRENT ASSETS                                         7,533      6,796
                                                           -------    -------
LONG-TERM ASSETS
Deferred income taxes                                          245        279
Investment                                                   1,218      1,218
Other long-term assets                                          96         23
                                                           -------    -------
TOTAL LONG-TERM ASSETS                                       1,559      1,520
                                                           -------    -------
PROPERTY AND EQUIPMENT
Cost                                                         3,336      3,347
Less - accumulated depreciation                             (2,160)    (1,782)
                                                           -------    -------
                                                             1,176      1,565
                                                           -------    -------
                                                            10,268      9,881
                                                           =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                        1,349      1,266
Accounts payable and accruals:
  Trade                                                      1,354        612
  Other                                                        901        761
                                                           -------    -------
TOTAL CURRENT LIABILITIES                                    3,604      2,639
                                                           -------    -------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                       -      1,348
Long-term accrued expenses                                      62          -
Accrued severance pay, net                                     142        259
                                                           -------    -------
TOTAL LONG-TERM LIABILITIES                                    204      1,607
                                                           -------    -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
  (Authorized: 8,000,000; Issued and outstanding:
    December 31, 2003 - 2,821,752  (2002 - 2,820,001)            9          9
    Treasury stock (December 31, 2003 and 2002 - 24,801)      (346)      (346)
    Share premium                                            5,813      5,530
    Proceeds from issuance of stock options                      1          1
    Capital reserve                                             28         28
    Retained earnings                                          955        413
                                                           -------    -------
                                                             6,460      5,635
                                                           -------    -------
                                                            10,268      9,881
                                                           =======    =======


COMPANY PRESS RELEASE

SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS FIRST QUARTER RESULTS

MIGDAL HA'EMEK, Israel, April 26 /PRNewswire/ - ACS-Tech80 Ltd., (Nasdaq: ACSEF
- news), a developer of proprietary software and advanced electronics for the production of universal, fully digital motion control products, today reports first quarter results.

Revenues for the first quarter were $2,995,000, compared to $1,983,000 in the first quarter a year ago.

Net income for the first quarter of 2004 was $474,000, or $0.15 per share, compared to $67,000, or $0.02 per share in the first quarter a year ago.

This is the fifth quarter in a row with sequential increase both in revenues and in net income. Now, one-third into the second quarter of 2004, we see additional improvement in our markets and a stronger demand for our products. Therefore, we expect a further increase both in revenues and in net income of the second quarter.

Financial results release policy:

The policy of the Company is to release quarter results within approximately 30 days from the end of the quarter and within approximately 60 days from the end of the year.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:          ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)

2004, Q1 CONSOLIDATED STATEMENT OF OPERATIONS          THREE MONTHS ENDED  YEAR ENDED
                                                             MARCH 31,    DECEMBER 31,
                                                         2004      2003      2003
                                                        ------    ------    ------
                                                              CONSOLIDATED
                                                        --------------------------
                                                        U.S. DOLLARS IN THOUSANDS
                                                        --------------------------
Revenues                                                 2,995     1,983     9,205

Cost of revenues                                         1,570       973     4,548
                                                        ------    ------    ------
GROSS PROFIT                                             1,425     1,010     4,657
                                                        ------    ------    ------
RESEARCH AND DEVELOPMENT COSTS
Costs incurred                                             363       339     1,415
Less-grants received                                         -      (129)     (430)
                                                        ------    ------    ------
NET RESEARCH AND DEVELOPMENT COSTS                         363       210       985

Proceeds from insurance claim                             (182)        -         -
Selling, general and administrative expenses, net          653       647     2,801
                                                        ------    ------    ------
TOTAL OPERATING COSTS                                      834       857     3,786
                                                        ------    ------    ------

OPERATING INCOME                                           591       153       871

Financing  expenses, net                                   (36)      (36)      (21)
Other income (expenses), net                                 -         -        (9)
                                                        ------    ------    ------
INCOME BEFORE TAXES ON INCOME                              555       117       841

Taxes on income, net                                       (81)       50       (19)
                                                        ------    ------    ------
NET INCOME                                                 474        67       822
                                                        ======    ======    ======

Earnings (loss) per Ordinary Share in U.S. Dollars
Basic                                                     0.15      0.02      0.28
                                                        ======    ======    ======
Diluted                                                   0.15      0.02      0.26
                                                        ======    ======    ======
Weighted average number of Shares used in computation
of earnings per share
Basic - in thousands                                     3,225     2,795     2,965
                                                        ======    ======    ======
Diluted - in thousands                                   3,361     2,795     3,269
                                                        ======    ======    ======

2004, Q1 CONSOLIDATED BALANCE SHEET                           MARCH 31,      DECEMBER 31,
                                                          2004       2003       2003
                                                         -------    -------    -------
                                                                 CONSOLIDATED
                                                         -----------------------------
                                                           U.S. DOLLARS IN THOUSANDS
                                                         -----------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  2,367      1,152      1,730
Short-term bank deposits                                   1,031      1,021      1,029
Accounts receivable:
Trade                                                      2,892      1,917      2,445
Other                                                        448        645        348
Inventories                                                2,358      2,248      1,981
                                                         -------    -------    -------
TOTAL CURRENT ASSETS                                       9,096      6,983      7,533
                                                         -------    -------    -------
LONG-TERM ASSETS
Deferred income taxes                                        188        256        245
Investment in Held Company                                 1,218      1,218      1,218
Long-term balances                                            97         24         96
                                                         -------    -------    -------
                                                           1,503      1,498      1,559
                                                         -------    -------    -------
PROPERTY AND EQUIPMENT
Cost                                                       3,374      3,354      3,336
Less - accumulated depreciation                           (2,264)    (1,890)    (2,160)
                                                         -------    -------    -------
                                                           1,110      1,464      1,176
                                                         -------    -------    -------
                                                          11,709      9,945     10,268
                                                         =======    =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                      1,032      1,263      1,349
Accounts payable and accruals:                                 0
Trade                                                      1,775        923      1,354
Other                                                      1,058        798        901
                                                         -------    -------    -------
TOTAL CURRENT LIABILITIES                                  3,865      2,984      3,604
                                                         -------    -------    -------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                     -      1,035          -
Long-term accrued expenses                                    49          -         62
Accrued severance pay, net                                   147        224        142
                                                         -------    -------    -------
TOTAL LONG-TERM LIABILITIES                                  196      1,259        204
                                                         -------    -------    -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 March 31, 2004 - 3,053,973, March 31 2003 - 2,820,002
 Dec 31, 2003 - 2,821,752)                                     9          9          9
Treasury stock (March 31,2004 and 2003- 24,801
Dec 31, 2003- 24,801)                                       (346)      (346)      (346)
Proceeds from issuance of stock options                        1          1          1
Share premium                                              6,527      5,530      5,813
Capital reserve                                               28         28         28
Retained earnings                                          1,429        480        955
                                                         -------    -------    -------
                                                           7,648      5,702      6,460
                                                         -------    -------    -------
                                                          11,709      9,945     10,268
                                                         =======    =======    =======

COMPANY PRESS RELEASE

SOURCE: ACS-TECH80 LTD.

ACS-TECH80 LTD. REPORTS SECOND QUARTER RESULTS

MIGDAL HA'EMEK, Israel, July 22 , 2004 - ACS-Tech80 Ltd., (Nasdaq: ACSEF - news), a developer of proprietary software and advanced electronics for the production of motion control products, today reports second quarter revenues and earnings.

Revenues for the second quarter were $3,689,000, compared to $2,097,000 recorded in the second quarter a year ago. Net income for the second quarter of 2004 was $668,000, or $0.20 per share, compared to $164,000, or $0.06 per share in the second quarter last year. Revenues for the first six months period ended June 30, 2004 were $6,684,000, compared to $4,080,000 in the same period a year ago. Net income for the first six months ended June 30, 2004 was $1,142,000, or $0.34 per share, compared to $231,000, or $0.08 per share recorded in the same period a year ago.

This is the sixth quarter in a row with sequential increase both in revenues and in net income. Now, approximately one-third into the third quarter of 2004, we see a further increase in demand for our products. Therefore, we expect a further improvement in the operating results of the third quarter.

This press release contains forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the Company's product, successful implementation of the Company's product, competitive factors, the ability to manage the Company's growth and the ability to recruit additional personnel.

CONTACT:          ZE'EV KIRSHENBOIM, CEO, ACS-TECH80 LTD. (011-972-4-654-6440)


2004, Q2 CONSOLIDATED STATEMENTS OF OPERATIONS      SIX MONTHS ENDED  THREE MONTHS ENDED  YEAR ENDED
                                                        JUNE 30,            JUNE 30,     DECEMBER 31,
                                                    ----------------    ----------------    ------
                                                     2004      2003      2004      2003      2003
                                                    ------    ------    ------    ------    ------
                                                                     CONSOLIDATED
                                                    ----------------------------------------------
                                                              U.S. DOLLARS IN THOUSANDS
                                                    ----------------------------------------------
REVENUES                                             6,684     4,080     3,689     2,097     9,205

COST OF REVENUES                                     3,555     1,974     1,985     1,001     4,548
                                                    ------    ------    ------    ------    ------

GROSS PROFIT                                         3,129     2,106     1,704     1,096     4,657
                                                    ------    ------    ------    ------    ------
RESEARCH AND DEVELOPMENT COSTS
COSTS INCURRED                                         739       689       376       350     1,415
LESS-GRANTS RECEIVED                                  (171)     (220)     (171)      (91)     (430)
                                                    ------    ------    ------    ------    ------
NET RESEARCH AND DEVELOPMENT COSTS                     568       469       205       259       985

PROCEEDS FROM INSURANCE CLAIM                         (182)        -         -         -         -
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET    1,416     1,348       763       701     2,801
                                                    ------    ------    ------    ------    ------
TOTAL OPERATING COSTS                                1,802     1,817       968       960     3,786
                                                    ------    ------    ------    ------    ------
OPERATING INCOME                                     1,327       289       736       136       871
FINANCING INCOME (EXPENSES), NET                       (64)       (8)      (28)       28       (21)
OTHER INCOME (EXPENSES), NET                            (2)       (2)       (2)       (2)       (9)
                                                    ------    ------    ------    ------    ------
INCOME BEFORE TAXES ON INCOME                        1,261       279       706       162       841
TAXES ON INCOME (EXPENSE), NET                        (119)      (48)      (38)        2       (19)
                                                    ------    ------    ------    ------    ------
NET INCOME                                           1,142       231       668       164       822
                                                    ======    ======    ======    ======    ======

EARNINGS PER SHARE - IN U.S. DOLLARS
 BASIC NET EARNINGS PER SHARE                         0.34      0.08      0.20      0.06      0.28
                                                    ======    ======    ======    ======    ======
DILUTED NET EARNINGS PER SHARE                        0.34      0.08      0.20      0.06      0.26
                                                    ======    ======    ======    ======    ======
WEIGHTED AVERAGE NUMBER OF  SHARES OUTSTANDING
BASIC - IN THOUSANDS                                 3,339     2,795     3,339     2,795     2,965
                                                    ======    ======    ======    ======    ======
DILUTED - IN THOUSANDS                               3,339     2,795     3,339     2,795     3,269
                                                    ======    ======    ======    ======    ======


2004, Q2 CONSOLIDATED BALANCE SHEETS                          JUNE 30,       DECEMBER 31,
                                                          2004       2003       2003
                                                         -------    -------    -------
                                                                  CONSOLIDATED
                                                         -----------------------------
                                                           U.S. DOLLARS IN THOUSANDS
                                                         -----------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                  2,273      1,365      1,730
Short-term bank deposits                                     578      1,024      1,029
Accounts receivable:
Trade                                                      3,576      1,859      2,445
Other                                                        583        518        348
Inventories                                                2,966      2,160      1,981
                                                         -------    -------    -------
TOTAL CURRENT ASSETS                                       9,976      6,926      7,533
                                                         -------    -------    -------
LONG-TERM ASSETS
Deferred income taxes                                        193        257        245
Investment in Held Company                                 1,218      1,218      1,218
Long-term balances                                            98         22         96
                                                         -------    -------    -------
                                                           1,509      1,497      1,559
                                                         -------    -------    -------
PROPERTY AND EQUIPMENT
Cost                                                       3,415      3,341      3,336
Less - accumulated depreciation                            2,360      1,987      2,160
                                                         -------    -------    -------
                                                           1,055      1,354      1,176
                                                         -------    -------    -------
                                                          12,540      9,777     10,268
                                                         =======    =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term loans                        181      1,260      1,349
Accounts payable and accruals:
Trade                                                      2,715        816      1,354
Other                                                      1,082        918        901
                                                         -------    -------    -------
TOTAL CURRENT LIABILITIES                                  3,978      2,994      3,604
                                                         -------    -------    -------
LONG-TERM LIABILITIES
Long-term loans, net of current maturities                     -        722          -
Long-term accrued expenses                                    36          -         62
Accrued severance pay, net                                   145        195        142
                                                         -------    -------    -------
TOTAL LONG-TERM LIABILITIES                                  181        917        204
                                                         -------    -------    -------
SHAREHOLDERS' EQUITY
Share capital - Ordinary Shares of NIS 0.01 par value
 (Authorized: 8,000,000; Issued and outstanding:
 June 30, 2004 - 3,070,147,  June 30, 2003 - 2,820,002
 Dec 31, 2003 - 2,821,752)                                     9          9          9
Treasury stock (June 30, 2004 and 2003 - 24,801
 Dec 31, 2003 - 24,801)                                     (346)      (346)      (346)
Share premium                                              6,621      5,559      5,842
Retained earnings                                          2,097        644        955
                                                         -------    -------    -------
                                                           8,381      5,866      6,460
                                                         -------    -------    -------
                                                          12,540      9,777     10,268
                                                         =======    =======    =======